Exhibit 99.2

THIS PROXY IS SOLICITED ON BEHALF OF

THE BOARD OF DIRECTORS OF

GLOBAL INTERNET OF PEOPLE, INC.

FOR THE EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

TO BE HELD ON April 1, 2022

The undersigned shareholder of Global Internet of People, Inc., a Cayman Islands company (the “Company”), hereby acknowledges receipt of the Notice of Extraordinary General Meeting of shareholders (the “Meeting”) and the Proxy Statement, each dated March 15, 2022, and hereby appoints, if no person is otherwise specified, the chairman of the Meeting, as proxy, with full power of substitution, on behalf and in the name of the undersigned, to represent the undersigned at the Meeting of the Company to be held on April 1, 2022, at 9:30 a.m., Eastern Time, in a virtual-only format, at www.virtualshareholdermeeting.com/SDH2022SM, and to vote all ordinary shares which the undersigned would be entitled to vote if then and there personally present, on the matters set forth below (i) as specified by the undersigned below and, (ii) in the discretion of any proxy, upon such other business as may properly come before the Meeting, all as set forth in the Notice of the Meeting and in the Proxy Statement furnished herewith.

This proxy when properly executed will be voted in the manner directed herein by the undersigned shareholder. If no direction is made, this proxy will be voted FOR the following proposals:

1.	To approve (i) the formation of a joint venture by the Company, Guizhou Yilong District Industrial Development Investment Co., Ltd., a company wholly owned by the local government of Yilong District in Xingyi City of Guizhou Province, and certain other entities and individuals, for the purposes of producing anode materials for lithium-ion batteries, and (ii) the entry into an investment agreement in connection with the formation of such joint venture.

This proxy should be marked, dated, and signed by the shareholder exactly as his or her name appears on the share certificate and be returned promptly in the enclosed envelope. Any person signing in a fiduciary capacity should so indicate. If shares are held by joint tenants or as community property, both should sign.

Please date, sign, and mail this

proxy card back as soon as possible.

DETACH PROXY CARD HERE
Mark, sign, date and return this Proxy Card promptly using the enclosed envelope.

	This Proxy Card must be received on or before 11:59 p.m. Eastern Time, March 31, 2022	Votes must be indicated (x) in Black or Blue ink.

		FOR	AGAINST	ABSTAIN

PROPOSAL NO. 1:	To approve (i) the formation of a joint venture by the Company, Guizhou Yilong District Industrial Development Investment Co., Ltd., a company wholly owned by the local government of Yilong District in Xingyi City of Guizhou Province, and certain other entities and individuals, for the purposes of producing anode materials for lithium-ion batteries, and (ii) the entry into an investment agreement in connection with the formation of such joint venture.	☐	☐	☐

This Proxy Card must be signed by the person registered in the register of members at the close of business on February 24, 2022. In the case of a shareholder that is not a natural person, this Proxy Card must be executed by a duly authorized officer or attorney of such entity.

Share Owner signs here		Co-Owner signs here

Date: